Exhibit 12.1

Regency Centers Corporation and Regency Centers, L.P. Computation of Ratio of Earnings to Fixed Charges (in thousands)

	For the nine months ended		For the years ended December 31,
	9/30/2016	9/30/2015	2015	2014	2013	2012	2011
Fixed Coverage Ratio:
Add: pre-tax income from continuing operations before adjustment for income or loss from equity investees and noncontrolling interests in consolidated subsidiaries	$58,716	111,013	128,431	158,823	54,282	37,354	32,560
Add: fixed charges	76,093	86,682	113,697	120,963	119,263	120,533	133,972
Add: distributed income of equity investees	39,765	34,527	46,646	42,767	45,377	44,809	43,361
Subtract: capitalized interest	(2,622)	(5,403)	(6,740)	(7,142)	(6,078)	(3,686)	(1,480)
Subtract: Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	(404)	(3,725)
Subtract: noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(96)	(455)	(764)	(471)	(323)	(112)	(55)

Earnings	$171,856	226,363	281,270	314,940	212,521	198,494	204,633

Fixed Charge Data:
Interest expensed and capitalized	$73,098	83,444	109,602	116,067	113,799	114,198	124,707
Amortized premiums, discounts and capitalized expenses related to indebtedness	936	1,179	1,350	1,776	2,887	3,292	2,860
Estimate of the interest within rental expense	2,059	2,059	2,745	3,120	2,577	2,639	2,680
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	404	3,725

Total fixed charges	$76,093	86,682	113,697	120,963	119,263	120,533	133,972

Ratio of earnings to fixed charges	2.3	2.6	2.5	2.6	1.8	1.6	1.5